

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
Chief Financial Officer
(559) 434-4800
or
Financial Dynamics:
Leigh Parrish, Rachel Albert
(212) 850-5651

DISTRIBUTION: NO. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: SFGOT

FOR RELEASE ON TUESDAY, NOVEMBER 28TH AT 1:05 P.M. P.S.T.

GOTTSCHALKS REPORTS THIRD QUARTER
FISCAL 2006 FINANCIAL RESULTS

FRESNO, CA – November 28, 2006 – Gottschalks Inc. (NYSE: GOT) today reported financial results for the third quarter of fiscal 2006. Net loss for the third quarter was $2.7 million, or $0.20 per diluted share, compared to a net loss of $1.6 million, or $0.12 per diluted share, for the third quarter of fiscal 2005. The net loss for the third quarter of 2006 included pre-tax charges of $600,000 related to store closings, and $329,000 related to increased property taxes from two store locations, which changed ownership. Additionally, included in the third quarter net loss is a pre-tax charge of $200,000 relating to the expensing of stock-based compensation. In total, these charges impacted earnings per share by $0.05.

Year-to-date net loss was $6.2 million, or $0.46 per diluted share, compared to a net loss of $3.4 million, or $0.25 per diluted share in the first nine months of fiscal 2005. The net loss for the first nine months of fiscal 2006 includes the aforementioned charges in the third quarter relating to a store closing and property taxes as well as a pre-tax charge of $0.7 million, or $0.03 per diluted share, relating to the expensing of stock-based compensation.

As previously reported, same store sales increased 0.5% for the third quarter of 2006. Total sales decreased 1.6% to $148.8 million, compared to $151.3 million for the third fiscal quarter last year. Year-to-date same store sales increased 0.1%, while total sales decreased slightly to $445.7 million from $447.1 million for the same period of fiscal 2005.

Jim Famalette, president and chief executive officer of Gottschalks, stated, "Our results reflect the continued challenges in sales of our home store merchandise as well as additional operating costs absorbed during the quarter. The significant cost increases this year were as a result of store closing costs, higher marketing expenses, increased property taxes, and stock option expensing. Despite these issues, our key merchandise categories continued to generate solid top line growth and led our same store sales increase for the quarter. In addition, the strong performance in our soft lines drove a twenty basis point increase in our margin. Our merchandise and in-store presentation are well positioned and we are optimistic about the important holiday season."

Commenting on the Company's outlook, Mr. Famalette concluded, "Based on our performance in the third quarter and anticipated costs of our strategic alternatives review, we now expect net income for fiscal 2006 to be in the range of $3.6 million to $4.0 million. Looking at the balance of the year, we remain committed to improving our sales performance in home merchandise. We have increased our marketing specifically in this area and believe we will benefit from this effort during the holiday season. We will also continue to leverage the success within our key merchandise areas and maintain our emphasis on growth in these important categories. We are confident that the combination of our continued strength in soft lines, execution of other key long-term strategic initiatives and ability to address areas of concern will enable us to grow profitably in the future."

Supplemental Operating Data:

In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for selected closed stores are reported in the condensed financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	October 28, 2006	October 29, 2005	October 28, 2006	October 29, 2005
Sales				
Continuing operations	$147,897	$148,348	$442,818	$439,050
Discontinued operations	933	2,965	2,921	8,005
Total	$148,830	$151,313	$445,739	$447,055
Gross Margin				
Continuing operations	53,727	53,419	155,437	154,487
Discontinued operations	65	902	500	2,802
Total	$53,792	$54,321	$155,937	$157,289
Selling, general and administrative expenses				
Continuing operations	52,436	50,974	151,786	146,763
Discontinued operations	516	1,320	1,533	4,057
Total	$52,952	$52,294	$153,319	$150,820
Net loss				
Continuing operations	(2,335)	(1,268)	(5,431)	(2,278)
Discontinued operations	(413)	(358)	(792)	(1,074)
Total	($2,748)	($1,626)	($6,223)	($3,352)

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the third quarter of fiscal 2006. To access the call, dial 800-905-0392 to listen to the call on the day of the event. If you are unable to participate in the call, a replay will be made available through December 5, 2006. To access this service, please dial 800-388-9064. No passcode is required for the live call or replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 61 department stores and 5 specialty apparel stores in six western states, including California (38), Washington (8), Alaska (6), Oregon (4), Nevada (2) and Idaho (3). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables follow)

GOTTSCHALKS INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	October 28, 2006	October 29, 2005	October 28, 2006	October 29, 2005
Net sales	$147,897	$148,348	$442,818	$439,050
Net credit revenues	873	735	2,233	2,184
Net leased department revenues	576	623	2,011	2,034
Total revenues	149,346	149,706	447,062	443,268
Costs and expenses:				
Cost of sales	94,170	94,929	287,381	284,563
Selling, general and administrative expenses	52,436	50,974	151,786	146,763
Gain on sale of aircraft	0	0	(946)	0
Depreciation and amortization	3,954	3,440	11,255	9,722
New store opening costs	324	400	376	688
Total costs and expenses	150,884	149,743	449,852	441,736
Operating income (loss)	(1,538)	(37)	(2,790)	1,532
Other (income) expense:				
Interest expense	2,739	2,491	7,389	6,504
Miscellaneous income	(269)	(482)	(1,063)	(1,271)
	2,470	2,009	6,326	5,233
Loss before income tax effect	(4,008)	(2,046)	(9,116)	(3,701)
Income tax benefit	(1,673)	(778)	(3,685)	(1,423)
Loss from continuing operations	(2,335)	(1,268)	(5,431)	(2,278)
Discontinued operations:				
Loss from operation of closed stores	(456)	(510)	(1,102)	(1,595)
Net loss on store closures	(170)	(32)	(98)	(32)
Income tax benefit	213	184	408	553
Loss on discontinued operations	(413)	(358)	(792)	(1,074)
Net loss	(2,748)	(1,626)	(6,223)	(3,352)
Net loss per common share:				
Basic and diluted				
Loss from continuing operations	($0.17)	($0.09)	($0.40)	($0.17)
Loss from discontinued operations	($0.03)	($0.03)	($0.06)	($0.08)
Net loss per common share	($0.20)	($0.12)	($0.46)	($0.25)
Weighted average # of common shares outstanding:				
Basic and diluted	13,423	13,314	13,398	13,215


GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)


	October 28, 2006	January 28, 2006	October 29, 2005
ASSETS			
CURRENT ASSETS:			
Cash	$5,241	$5,368	$5,444
Receivables - net	2,168	7,284	2,120
Merchandise inventories	226,348	159,986	217,952
Other	18,294	15,534	18,930
Total current assets	252,051	188,172	244,446
PROPERTY AND EQUIPMENT - net	136,701	133,545	133,005
OTHER LONG-TERM ASSETS	13,019	13,305	13,213
	$401,771	$335,022	$390,664
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$122,856	$88,472	$109,037
Current portion of long-term obligations	1,986	2,770	2,985
Total current liabilities	124,842	91,242	112,022
REVOLVING LINE OF CREDIT	103,516	47,935	92,077
LONG-TERM OBLIGATIONS (less current portion)	14,011	28,971	29,564
DEFERRED INCOME TAXES & OTHER	25,411	26,790	26,365
SUBORDINATED NOTE PAYABLE TO AFFILIATE	19,180	20,180	20,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	114,811	119,904	110,456
	$401,771	$335,022	$390,664


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